September 23, 2025

Matthew Pedersen
Principal Executive Officer
Dakota Real Estate Investment Trust
3003 32nd Avenue South, Suite 250
Fargo, ND 58103

       Re: Dakota Real Estate Investment Trust
           Offering Statement on Form 1-A
           Filed September 22, 2025
           File No. 024-12667
Dear Matthew Pedersen:

       This is to advise you that we do not intend to review your offering statement.

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Randy Sparling